Exhibit (p)(1)

Natixis Funds Trust I

Natixis Funds Trust II

Natixis Funds Trust IV

Loomis Sayles Funds I

Loomis Sayles Funds II

Gateway Trust

Natixis ETF Trust

Natixis ETF Trust II

As amended September 12, 2024

CODE OF ETHICS

In order to ensure that all acts, practices and courses of business engaged in by personnel of the above-named trusts (the “Trusts”), their advisers, subadvisers and underwriters reflect high standards of conduct and comply with the requirements of Section 17(j) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Rule 17j-1 thereunder, the Boards of Trustees of each Trust has determined that the Trust shall adopt this Code of Ethics.

It is the fundamental ethical principle of each Trust that actions taken on behalf of a Trust must be in the best interests of such Trust’s shareholders. In that regard, it is the policy of each Trust that all Trust personnel, including each Trust’s Trustees and Officers; its advisers; sub-advisers and principal underwriter should (1) at all times place the interests of fund shareholders first; (2) conduct all personal securities transactions in a manner that is consistent with this Code of Ethics and in such a manner as to avoid any actual or potential conflict of interest or any abuse of the individual’s position of trust and responsibility; and (3) adhere to the fundamental standard that Trust personnel, advisers, sub-advisers and underwriters should not take inappropriate advantage of their position or engage in any act, practice or course of conduct that would violate this Code of Ethics, the fiduciary duty owed to fund shareholders, or the provisions of Section 17(j) of the 1940 Act and Rule 17j-1 thereunder.

Each of the Advisers and the Underwriters, as defined below, imposes reporting and review requirements and restrictions on the personal securities transactions of its personnel. The Trustees have determined that, in addition to the requirements of this Code of Ethics, the standards and reporting and review requirements established by these organizations will be appropriately applied by each Trust to those of its officers and those of its Trustees who are affiliated with these organizations.

The provisions of the codes and policies of the Advisers and the Underwriters, as defined below, are incorporated in this Code of Ethics as the provisions applicable to officers, Trustees or advisory persons of the Fund who are officers, partners, directors or employees of these organizations. A violation of any such incorporated code or policy by any officer, Trustees or advisory persons of the Fund who are officers, partners, directors or employees of these organizations covered by that code or policy with respect to personal securities transactions or holdings reports covered herein shall constitute a violation of this Code.

1. Definitions

(a) “Access person” means any trustee, officer, general partner or advisory person of a Fund.

(b) “Adviser” means each entity that serves as an investment adviser, investment manager or sub-adviser to any Fund.

(c) “Advisory person” means (i) any director, officer, general partner, or employee of a Fund or of any company in a control relationship to the Fund, who, in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding the purchase or sale of Covered Securities by a Fund, or whose functions relate to the making of any recommendations with respect to such purchases or sales; and (ii) any natural person in a control relationship to the Fund who obtains information concerning recommendations made to the Fund with regard to the purchase or sale of Covered Securities by the Fund.

(d) “Control” has the same meaning as in Section 2(a)(9) of the 1940 Act.

(e) “Covered Fund” means any series of Natixis Funds Trust I, Natixis Funds Trust II, Natixis Funds Trust IV, Loomis Sayles Funds I, Loomis Sayles Funds II, Gateway Trust, Natixis ETF Trust, Natixis ETF Trust II and any other open-end investment company, mutual fund or ETF under the supervision of the Disinterested Trustees covered by this Code of Ethics.

(f) “Covered Security” means a security as defined in section 2(a)(36) of the 1940 Act, except that it does not include: (i) direct obligations of the Government of the United States; (ii) bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; and (iii) shares issued by open-end investment companies registered under the 1940 Act. Covered Security includes shares of closed-end funds and municipal obligations and securities issued by agencies and instrumentalities of the U.S. government (e.g., GNMA obligations)

(g) “Disinterested Trustee” means a Trustee of a Fund who is not an “interested person” of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.

(h) “Fund” or “Funds” means one or more series of Natixis Funds Trust I, Natixis Funds Trust II, Natixis Funds Trust IV, Loomis Sayles Funds I, Loomis Sayles Funds II, Gateway Trust, Natixis ETF Trust and Natixis ETF Trust II.

.

(i) “Purchase or sale of a security” includes, among other things, the writing of an option to purchase or sell a Covered Security.

(j) “Security held or to be acquired” by a Fund means (i) any Covered Security which, within the most recent 15 days, (A) is or has been held by the Fund, or (B) is being or has been considered by the Fund or its Adviser for purchase by the Fund; and (ii) any option to purchase or sell, and any security convertible into or exchangeable for, a Covered Security described in section (i) of this item (j).

(k) “Underwriter” means the principal underwriter with respect to Natixis Funds Trust I, Natixis Funds Trust II, Natixis Funds Trust IV, Loomis Sayles Funds I, Loomis Sayles Funds II and Gateway Trust and the principal underwriter with respect to the Natixis ETF Trust and Natixis ETF Trust II.

2. Exempted Transactions

The prohibitions of Section 3 of this Code shall not apply to:

(a)	Purchases or sales of shares of a money market fund that is a Covered Fund.

(b)	Purchases or sales effected in any account over which the access person has no direct or indirect influence or control.

(c)	Purchases or sales which are non-volitional on the part of either the access person or the Fund.

(d)	Purchases which are part of an automatic dividend reinvestment plan.

(e)

Purchases effected upon the exercise of rights issued by an issuer pro rata to all holders of a class of its securities, to the extent such rights were acquired from such issuer, and sales of such rights so acquired.

3. Prohibitions

(a) No access person shall purchase or sell, directly or indirectly, any Covered Security in which he or she has, or by reason of such transaction acquires, any direct or indirect beneficial ownership and which he or she knows or should have known at the time of such purchase or sale:

(i)	is being considered for purchase or sale by the Fund; or

(ii)	is being purchased or sold by the Fund.

(b) No Access Person shall purchase and sell, or conversely sell and purchase, shares of the same Covered Fund, except shares of a money market fund, within 60 calendar days. For purposes of the preceding restriction, non-volitional trades (e.g., company retirement plan matching contributions) or automatic transactions (e.g., payroll deduction, deferred compensation, retirement plan contributions, systematic withdrawal plans) shall not be considered purchases or sales, as the case may be. However, this restriction does apply to exchanges and re-allocation of assets within an Access Person’s retirement or deferred compensation plan account.

4. Reporting

(a) Unless excepted by Section 4(c), every Access Person shall report to the Fund the information described in Section 4(d) and (e) of this Code with respect to portfolio holdings and transactions in any Covered Security in which such access person has, or by reason of such transaction acquires, any direct or indirect beneficial ownership in the Covered Security; provided, however, that an access person shall not be required to make a report with respect to portfolio holdings or transactions effected for any account over which such person does not have any direct or indirect influence or control.

(b) Notwithstanding Section 4(a) of this Code, an access person need not make reports where the reports would provide only information that previously has been reported pursuant to Rules 204-2(a)(12) or 204-2(a)(13) under the Investment Advisers Act of 1940 or pursuant to codes of ethics or policies and procedures with respect to the flow and use of material nonpublic (inside) information adopted by an Adviser or an Underwriter (collectively, “Adviser’s or Underwriter’s Codes”). Reports which have been filed with the Funds’ Chief Compliance Officer shall be subject to inspection by appropriate representatives of the Fund, including the President and Secretary of the Fund, and the Funds’ Chief Compliance Officer shall notify the Board of Trustees at least annually in writing of any issues arising under this Code or of an Adviser’s or Underwriter’s Code.

(c) A Disinterested Trustee of the Fund is not required to provide an initial or an annual holdings report, and need only provide a quarterly transaction report if such Trustee, at the time of that transaction, knew or, in the ordinary course of fulfilling his or her official duties as a Trustee of the Fund, should have known that, during the 15-day period immediately preceding the date of the transaction by the Trustee, such Covered Security was purchased or sold by the Fund or was being considered by the Fund or its investment adviser for purchase or sale by the Fund. For purposes of the reporting requirements, non-volitional trades or automatic transactions (e.g., deferred compensation plan contributions, systematic investment or withdrawal plans) shall not be considered purchases or sales, as the case may be. However, this reporting requirement does apply to exchanges and re-allocation of assets within an Access Person’s retirement or deferred compensation plan account. A Disinterested Trustee shall make a report containing the following information when reporting a transaction that is within the reporting requirements specified in this section:

(i) The date of any transactions, the title, interest rate and maturity date (if applicable), and the number of shares, and the principal amount of each Covered Security or Covered Fund involved;

(ii) The nature of the transaction(s) (i.e., purchase, sale or any other type of acquisition or disposition);

(iii) The price at which the transaction(s) was effected;

(iv) The name of the broker, dealer or bank with or through whom the transaction was effected; and

(v) Identification of factors potentially relevant to a conflict of interest analysis, of which the access person is aware, including the existence of any substantial economic relationship between his or her transactions and transactions of or securities held or to be acquired by the Fund.

(d) Quarterly transaction reports shall be made not later than 10 days after the end of the calendar quarter in which the transaction to which the report relates was effected, and shall contain the following information:

(i) Any securities accounts opened through a bank or broker-dealer during the reporting period.

(ii) The date of any transactions, the title, interest rate and maturity date (if applicable) and the number of shares, and the principal amount of each Covered Security or Covered Fund involved;

(iii) The nature of the transaction(s) (i.e., purchase, sale or any other type of acquisition or disposition);

(iv) The price at which the transaction(s) was effected;

(v) The name of the broker, dealer or bank with or through whom the transaction was effected; and

(vi) Identification of factors potentially relevant to a conflict of interest analysis, of which the access person is aware, including the existence of any substantial economic relationship between his or her transactions and transactions of or securities held or to be acquired by the Fund.

(e) Initial holdings reports shall be made no later than 10 days after the person becomes an Access Person, and shall include the following information:

(i) The title, number or shares and principal amount of each Covered Security in which the Access Person maintained an account in which any securities were held for the direct or indirect beneficial ownership when the person became an Access Person;

(ii) The name of any broker, dealer or bank with whom the Access Person maintained an account in which any securities were held for the direct or indirect benefit of the Access Person as of the date the person became an Access Person; and

(iii) The date that the report was submitted by the Access Person.

(f) Annual holdings reports shall include the following information:

(i)	The title, number of shares and principal amount of each Covered Security in which the Access Person had any direct or indirect beneficial ownership;

(ii)	The name of any broker, dealer or bank with whom the Access Person maintains an account in which any securities are held for the direct or indirect benefit of the Access Person; and

(iii)	The date that the report is submitted by the Access Person.

(g) Any such reports may contain a statement that the reports shall not be construed as an admission by the person making such reports that he or she has any direct or indirect beneficial ownership in the security to which the report relates.

5. Sanctions

Upon discovering a violation of this Code, the Board of Trustees of the Fund and/or the Adviser or the Underwriter may impose such sanctions as it or they deem appropriate, including, inter alia, a letter of censure or suspension or termination of the relationship to the Fund or of the employment by the Adviser or the Underwriter of the violator. Any material sanctions imposed by an Adviser or an Underwriter with respect to this Code or to an Adviser’s or Underwriter’s Code shall be annually reported to the Board of Trustees of the Fund.

6. Review by Boards of Trustees

(a) The Boards of Trustees including a majority of Disinterested Trustees, must approve this code of ethics, the code of ethics of each investment adviser and principal underwriter of the Fund, and any material changes to these codes based upon a determination that the code contains provisions reasonably necessary to prevent access persons from engaging in any prohibited conduct as described in Rule 17j-1(b) under the 1940 Act and before approving a code of a Fund, investment adviser or principal underwriter or any amendment to the Code, the Board of Trustees must receive certification from the Fund, the investment adviser or principal underwriter that it has adopted procedures reasonably necessary to prevent access persons from violating the investment adviser’s or principal underwriters code of ethics.

(b) No less frequently than annually, every Fund must furnish to the Fund’s Board of Trustees and the Board of Trustees must consider, a written report that:

(i)

Describes any issues arising under the code of ethics or procedures since the last report to the Board of Trustees, including but not limited to, information about material violations of the code or procedures and sanctions imposed in response to the material violations; and

(ii)	Certifies that the Fund has adopted procedures reasonably necessary to prevent access persons from violating the code.